UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU ANNOUNCES ORDINARY SHAREHOLDERS’ MEETING

(Santiago, Chile, March 11th, 2024) – Compañía Cervecerías Unidas S.A. (“CCU” or the “Company”) announces that its Board of Directors, at its meeting held on March 6th, 2024, agreed to summon an Ordinary Shareholders’ Meeting to be held on Wednesday April 17th, 2024, at Sala de Arte CCU, located at Avenida Vitacura N° 2670, Las Condes, Santiago, Chile at 12:00 p.m. Chilean time, as well as remotely, through technological means of participation and remote voting, in accordance with General Rule No. 435 and other applicable regulations of the Financial Market Commission, in which the following matters will be discussed:

1.       Account of the Chairman.

2.       Approval of the Annual Report, Consolidated Financial Statements and External Auditors’ Report corresponding to the fiscal year ended on December 31st, 2023.

3.       Distribution of the profits accrued during fiscal year 2023 and dividend payment.

4.       Presentation of the dividend policy of the Company and information on the procedures to be used in the distribution of dividends.

5.       Election of the members of the Board of Directors.

6.       Determination of the remuneration of the members of the Board of Directors for fiscal year 2024.

7.       Determination of the remuneration of the members of the Directors Committee and its budget for the fiscal year 2024.

8.       Determination of the remuneration of the members of the Audit Committee and its budget for the fiscal year 2024.

9.       Appointment of External Auditors Firm for the 2024 fiscal year.

10.   Appointment of Risk Rating Agencies for the 2024 fiscal year.

11.   Account of the activities carried out by the Directors Committee during the fiscal year 2023.

12.   Account of operations with related entities according to Title XVI of Chilean Law N° 18,046.

13.   Review all other matters that are of corporate interest and subject to the Shareholders’ Meeting's competence, pursuant to applicable law and the Company´s by-laws.

Shareholders who are registered in the Company's Shareholders' Register at midnight on the fifth business day prior to the date of the Shareholders' Meeting, that is April 11th, 2024, shall be entitled to participate in the aforementioned Meeting.

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: March 11, 2024